CRA INTERNATIONAL, INC.
200 CLARENDON STREET
BOSTON, MA 02116

December 5, 2017

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             CRA International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 15, 2017
File No. 000-24049

Dear Mr. Spirgel:

This letter is submitted by and on behalf of CRA International, Inc. (“we” or “CRA”) in response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth below, which was initially made in your letter to us dated September 5, 2017, as well as the additional comments with respect thereto made by the Staff in teleconferences held on October 23, 2017, November 2, 2017 and December 4, 2017 (the “Staff Calls”). This letter supplements and modifies our previous written response dated October 3, 2017.

Form 8-K filed July 27, 2017

Exhibit 99.1

Unaudited Adjusted EBITDA Including a Reconciliation to Non-GAAP Adjusted EBITDA

4.              We note you exclude amortization of forgivable loans from Adjusted EBITDA. We also note that the expense associated with the forgiveness of the principal amount of these loans is recorded as compensation expense over the employee and non-employee expert’s service period, which is consistent with the term of the loans. Please explain to us why this is not a normal, recurring cash operating expense necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response to Comment No. 4

In response to our discussions with the Staff in the Staff Calls, we are modifying our response to this comment to read as follows: If, in any filed disclosure relating to a fiscal period within our 2018 fiscal year or beyond, we elect to report the metric Adjusted EBITDA (or its margin) for such fiscal period, then (i) we will no longer exclude the amortization of forgivable loans from such metric and (ii) we may elect to report the amount of the amortization of forgivable loans for such fiscal period separately, without adding such amount to the metric Adjusted EBITDA reported for such period.  In addition, in any disclosure relating to a fiscal period within our 2017 fiscal year or before, we may elect to report for such fiscal period our historical metric Adjusted EBITDA (or its margin), which excludes the amortization of forgivable loans.

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Thank you for your continued courtesy and consideration in these matters.  If you have any questions regarding this letter or if you require additional information, please do not hesitate to call me at (312) 377-2322.

Sincerely

/s/ Chad M. Holmes

Chad M. Holmes
Executive Vice President, Chief Financial Officer and Treasurer

cc:                                Carlos Pacho, Senior Assistant Chief Accountant
Joseph Cascarano, Senior Staff Accountant
Mr. Jonathan D. Yellin, Esq., Executive Vice President and General Counsel
Mr. William R. Kolb, Esq., of Foley Hoag LLP